UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Minutes of the 219th Meeting of the Board of Directors – Resignation of Board member.” dated on October 2, 2012.

MINUTES OF THE 219th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: October 2, 2012, at 09h30 a.m., exceptionally held at Av. Roque Petroni Junior, 1464 – 6º andar, Morumbi, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: These minutes were signed by the attending Board Members, according to the article 19, paragraph 4 of Bylaws, representing a quorum required for installation and deliberation.

4. RESOLUTIONS:

4.1 – Resignation of Board member: The Board of Directors received and accepted the resignation of the Board member, and also a member of Nominations, Compensation and Corporate Governance Committee, Mr. Iñaki Urdangarín. The Board members thanked the resigning Board member for the invaluable contribution provided to the referred committees and to the Company and wished the best vows of success.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which minutes were approved and signed by the Directors who attended the meeting, and transcribed in the proper book. São Paulo, October 2, 2012. (signatures) Antonio Carlos Valente da Silva – Chairman of the Board of Directors, Santiago Fernández Valbuena – Vice-Chairman of the Board of Directors, and the Board members Antonio Gonçalves de Oliveira, Eduardo Navarro de Carvalho, Fernando Abril Martorell Hernández, Fernando Xavier Ferreira, Francisco Javier de Paz Mancho, José Manuel Fernández Norniella, José Fernando de Almansa Moreno-Barreda, Luciano Carvalho Ventura, Luis Javier Bastida Ibarguen, Luiz Fernando Furlan, Narcís Serra Serra, Paulo Cesar Pereira Teixeira, Roberto Oliveira de Lima; the Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 219th Meeting of the Board of Directors of Telefônica Brasil S.A., held on October 2, 2012, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	October 10, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director